[redacted]

14048944

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8-18029

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BAIRD, PATRICK & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

HARBORSIDE FINANCIAL CENTER, 305 PLAZA 10
(No. and Street)

JERSEY CITY	NJ	07311
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STUART PATRICK 201-680-7300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP
(Name – *if individual, state last, first, middle name*)

1185 AVENUE OF THE AMERICAS	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STUART PATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAIRD, PATRICK & CO., INC., as of DECEMBER 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gail M Parker
Notary Public, State of New York
NO 01PA6126374
Qualified in New York County
Commission Expires May 02, 2017

Gail M. Parker
Notary Public

Stuart Patrick
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey

Assurance ■ Tax ■ Consulting

Baird, Patrick & Co., Inc.

Financial Report

December 31, 2013

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

Report on the Financial Statements

We have audited the accompanying financial statements of Baird, Patrick & Co., Inc. (the "Company") which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in liabilities subordinated to claims of general creditors, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

McGladrey LLP

New York, New York
February 24, 2014

Baird, Patrick & Co., Inc.

Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$ 223,081
Deposit with clearing broker	105,360
Receivables from broker-dealers and clearing organizations	123,062
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $324,040	105,130
Other assets	3,633
Total assets	$ 560,266

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 2,244
Deferred rent credit	98,520
Total liabilities	100,764
Commitments (Note 5)	
Subordinated Loan	309,000
Stockholders' Equity:	
Preferred stock ($1 par value, 18,030 shares authorized, no shares issued or outstanding)	-
Common stock ($1 par value, 200,000 shares authorized, 51,471 shares issued)	51,471
Additional paid-in capital	200,000
Retained earnings	780,281
Less treasury stock, 15,250 shares, at cost	(881,250)
Total stockholders' equity	150,502
Total liabilities and stockholders' equity	$ 560,266

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Operations
Year Ended December 31, 2013

Revenues:	
Commissions	$ 388,298
Interest and dividends	5,062
Other	96,000
Total revenues	489,360
Expenses:	
Employee compensation and benefits	218,102
Floor brokerage, exchange, and clearance fees	70,576
Communications and data processing	77,057
Occupancy	114,599
Interest on subordinated loan	9,000
Other expenses	104,516
Total expenses	593,850
Loss before provision for income taxes	(104,490)
Provision for Income Taxes	5,484
Net loss	$ (109,974)

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, January 1, 2013	$ 51,471	$ 200,000	$ 890,255	$ (881,250)	$ 260,476
Net Loss	-	-	(109,974)	-	(109,974)
Balance, December 31, 2013	$ 51,471	$ 200,000	$ 780,281	$ (881,250)	$ 150,502

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2013

Subordinated liabilities - January 1, 2013	$ -
Proceeds from issuance of subordinated loan	300,000
Accrued interest added to subordinated loan	9,000
Subordinated liabilities - December 31, 2013	$ 309,000

See Notes to Financial Statements.

Baird, Patrick & Co., Inc.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows From Operating Activities:	
Net loss	$ (109,974)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	26,842
Deferred rent credit	(27,863)
Interest on subordinated loan	9,000
Changes in assets and liabilities:	
Increase in receivables from broker-dealers and clearing organizations	(2,010)
Increase in other assets	(179)
Decrease in accounts payable and accrued expenses	(4,811)
Net cash used in operating activities	(108,995)
Cash Provided by Financing Activity:	
Proceeds from subordinated loan	300,000
Net increase in cash	191,005
Cash:	
Beginning	32,076
Ending	$ 223,081
Supplemental Disclosure of Cash Flow Information:	
Cash paid for income taxes	$ 5,484
Supplemental Disclosure of Noncash Financing Activity:	
Subordinated debt interest added to principal	$ 9,000

See Notes to Financial Statements.

Note 1. Organization

Baird, Patrick & Co., Inc. (the "Company") was incorporated in the State of Delaware in December 1973. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's principal office is located in Jersey City, New Jersey.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition: Security transactions and related income and expenses are recorded on a trade-date basis.

Furniture, Equipment and Leasehold Improvements: Furniture and office equipment and leasehold improvements are stated at cost. Furniture and office equipment is depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized over the shorter of the terms of the leases or their estimated useful lives.

Deferred Rent Credit: Landlord contributions of $178,142 toward the renovations of the Company's office space are being amortized over the term of the lease. Additionally, rent expense is recorded on a straight-line basis over the lease term. Deferred rent credits included in the accompanying statement of financial condition result from rent reductions provided for at the inception of the lease and the unamortized amount of the landlord's contribution.

Income Taxes: Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for temporary differences, and operating loss carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has federal net operating loss carryforwards of approximately $3,448,000 that expire in the years 2024 through 2033, and state operating loss carryforwards of $647,000 that expire in the years 2015-2018. A full valuation allowance has been recorded against the related deferred tax asset of approximately $1,230,000 at December 31, 2013, as realization of this asset is uncertain.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes,* provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions have a "more-likely-than-not" possibility of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

As of December 31, 2013, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2010.

Note 2. Summary of Significant Accounting Policies (Continued)

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

Recently Adopted Accounting Pronouncement: In December 2011, the FASB issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. In January 2013, FASB issued additional clarification to specify that the guidance applies only to derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with specific criteria of the Codification or subject to a master netting arrangement or similar agreement. This guidance is effective for annual and interim periods beginning on or after January 1, 2013. The adoption did not have a material impact on the financial statements.

Note 3. Transactions With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the agent.

Note 4. Related Party Transactions

The Company charges a monthly fee for administrative and record-keeping services provided to a corporation controlled by the Company's president. The total fee received by the Company for 2013 under this arrangement was $96,000.

The subordinated loan (Note 8) of $309,000 is from an entity controlled by the Company's president. Interest for the year ended December 31, 2013 was $9,000.

Note 5. Commitments

Leases: The Company is obligated under the terms of an operating lease for its current office space through September 2017.

Minimum rental commitments under the noncancellable operating lease as of December 31, 2013 are as follows:

Year ending December 31,	
2014	$ 105,616
2015	106,559
2016	116,932
2017	87,699
	$ 416,806

The lease also contains provisions for escalation charges based upon certain cost increases incurred by the lessor. Rent expense for 2013 was approximately $103,000.

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1, or the "Rule"), which requires the maintenance of minimum net capital. The Company calculates its minimum capital requirement pursuant to the aggregate indebtedness method, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of its aggregate indebtedness, as defined. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $396,249, which was $296,249 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.14 to 1 at December 31, 2013.

Note 7. Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 8. Subordinated Loan

The Company entered into a subordinated loan agreement on March 11, 2013, with a related party (Note 4), which has been approved by FINRA and, therefore, qualifies as capital in computing net capital pursuant to the Uniform Net Capital Rule 15c301 of the SEC.

The loan has a maturity date of December 31, 2017. Interest is at 4% per annum, payable annually, but is also subordinated to all present and future creditors of the Company. Accordingly, interest expense of $9,000 for the year ended December 31, 2013 has been added to the principal loan amount of $300,000.

FINRA approval is required before any repayments of the subordinated loan and interest can be made.

Note 9. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

Baird, Patrick & Co., Inc.

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2013

Computation of Net Capital

Total Stockholders' Equity per Statement of Financial Condition	$ 150,502
Add:	
Subordinated Loan	309,000
Deductions:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, less landlord reimbursement of $45,510 for leasehold improvements included in deferred rent credit, net of current portion	(59,620)
Other assets	(3,633)
	(63,253)
Net capital	$ 396,249

Computation of Basic Net Capital Requirement

Aggregate Indebtedness:	
Accounts payable and accrued expenses	$ 2,244
Deferred rent credit, net of amount offsetting nonallowable assets	53,010
	$ 55,254
Ratio of Aggregate Indebtedness to Net Capital	0.14 to 1
Minimum Net Capital Required at 6-2/3% of Aggregate Indebtedness	$ 3,684
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	$ 100,000
Net Capital Requirement (Greater of Above)	$ 100,000
Excess Net Capital ($396,249 - $100,000)	$ 296,249
Net Capital in Excess of the Greater of 120% of the Minimum Net Capital Requirement or 10% of Aggregate Indebtedness ($396,249 - $120,000)	$ 276,249

Statement pursuant to Paragraph (d)(4) of Rule 17a-5:
There are no material differences between the amounts presented in the computations of net capital set forth above and the amounts as reported in the Company's unaudited Part II-A Quarterly FOCUS report as of December 31, 2013.

Baird, Patrick & Co., Inc.

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3
December 31, 2013

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

Baird, Patrick & Co., Inc.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2013

None; the Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission pursuant to the provisions of subparagraph (k)(2)(ii) thereof.

McGladrey

Independent Auditor's Report on Internal Control

To the Board of Directors
Baird, Patrick & Co., Inc.
Jersey City, New Jersey

In planning and performing our audit of the financial statements of Baird, Patrick & Co., Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Members, management, the SEC, Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey LLP

New York, New York
February 24, 2014